1111, rue Saint-Charles ouest, Tour est, Bureau 750, Longueuil (Québec) J4K 5G4
(450) 677-0040, Fax : (450) 677-3382

VIA SEDAR

October 6, 2006

To the securities regulatory authorities
of each of the applicable Provinces of Canada

Dear Sirs/Mesdames:

RE:     Abridgement of time periods prescribed by National Instrument 54-101

As required under Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the undersigned certifies, in relation to the special general meeting of shareholders of Cambior Inc. ("Cambior") to be held on November 7, 2006 (the "Meeting"), that:

(a)             Cambior has arranged to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)            Cambior has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in the above subparagraph (a).

Cambior is thus relying on Section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

CAMBIOR INC.

/s/ Lucie Desjardins

Per:      Lucie Desjardins
            Corporate Secretary and
            Senior Legal Counsel